UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

CONSUMER DIRECT OF AMERICA

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

21049V209

(CUSIP Number)

CHRISTOPHER P. BAKER

C/O C.P. BAKER & COMPANY, LTD.

99 HIGH STREET, 7TH FLOOR

BOSTON, MA 02110 USA

(617) 439-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

DECHERT LLP

CIRA CENTRE

2929 ARCH STREET

PHILADELPHIA, PA 19104-2808

(215) 994-4000

ATTENTION: CHRISTOPHER G. KARRAS, ESQUIRE

February 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 21049V209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CHRISTOPHER P. BAKER ###-##-####
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,365,810
8. Shared Voting Power 0
9. Sole Dispositive Power 3,365,810
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,365,810
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 21049V209

SCHEDULE 13D

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 10, 2004, as amended on April 21, 2005 and November 22, 2005 (“Schedule 13D”) by Christopher P. Baker, an individual citizen of the United States, (“Mr. Baker”) in respect of shares of Common Stock, par value $.001 per share (“Common Stock”), and warrants to purchase Common Stock of Consumer Direct of America, a Nevada corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Schedule 13D. Information in the Schedule 13D remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 3.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in this Item 3 in hereby amended and restated in its entirety as follows:

Mr. Baker acquired 21,000 shares of Common Stock on the open market for a total purchase price of $60,300.00. Mr. Baker acquired 255,774 shares of Common Stock through the exercise of warrants with a strike price of $0.02 pursuant to three Common Stock Purchase Warrants, between Mr. Baker and the Company. The acquisition of the 255,774 shares of Common Stock is comprised of 71,429 shares of Common Stock acquired pursuant to a Common Stock Purchase Warrant, dated February 26, 2004, between Mr. Baker and the Company, 138,889 shares of Common Stock acquired pursuant to a Common Stock Purchase Warrant, dated May 26, 2004, between Mr. Baker and the Company and 45,456 shares of Common Stock acquired pursuant to a Common Stock Purchase Warrant, dated June 10, 2004, between Mr. Baker and the Company. Mr. Baker acquired 850,000 shares of Common Stock through the exercise of warrants with a strike price of $.01 pursuant to a Common Stock Purchase Warrant, dated April 8, 2005, between Mr. Baker and the Company. Mr. Baker acquired 300,000 shares of Common Stock from the Company as payment of certain amounts owed to Mr. Baker pursuant to a Bridge Loan and Security Agreement, dated February 26, 2004 and amended May 6, 2004 and April 8, 2005, between Mr. Baker and the Company (the “Bridge Loan Agreement”). Mr. Baker acquired an immediately exercisable warrant to purchase 1,725,911 shares of Common Stock on November 15, 2005. This warrant was issued to Mr. Baker by the Company in connection with the anti-dilution provisions of the Bridge Loan Agreement. Mr. Baker acquired an immediately exercisable warrant to purchase 100,000 shares of Common Stock on November 15, 2005. This warrant was issued to Mr. Baker by the Company in connection with a $100,000 bridge loan made by Mr. Baker to the Company pursuant to a Promissory Note, dated November 15, 2005 (the “November Note”). This warrant was fully exercised on December 30, 2005. The source of all funds is personal and not borrowed or otherwise obtained.

Mr. Baker sold in the open market 1,000 shares of Common Stock on February 14, 2006 at a price of $.10 per share, 9,000 shares of Common Stock on February 16, 2006 at a price of $.11 per share, 5,000 shares of Common Stock on February 23, 2006 at a price of $.13 per share, 5,000 shares of Common Stock on February 27, 2006 at a price of $.14 per share and 18,000 shares of Common Stock on February 28, 2006 at a price of $.15 per share.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in this Item 5 in hereby amended and restated in its entirety as follows:

(a), (b) Mr. Baker beneficially owns 3,365,810 shares of Common Stock, which represent approximately 8.7% of the outstanding shares of Common Stock based on the number of shares outstanding as of the close of business on November 15, 2005. All percentages set forth in this Amendment No. 3 are based upon 36,960,650 shares of Common Stock outstanding as of September 30, 2005 as reported by the Company in its most recent report on Form 10-QSB/A filed on November 25, 2005.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2006

By:	/s/ CHRISTOPHER P. BAKER
Christopher P. Baker